EXHIBIT 99.3
2006
Audited Annual Financial
Statements and Notes

Management report
FINANCIAL REPORTING
To the Shareholders and Board of Directors of Agrium Inc.
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management and the audited consolidated financial statements are approved by the Board of Directors of the Corporation. The financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the financial statements. KPMG LLP, an independent firm of chartered accountants, has been appointed by the shareholders as external auditors of the Corporation. The Auditors’ Report to the Shareholders, which describes the scope of their examination and expresses their opinion, is presented below.
The Audit Committee of the Board of Directors, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. We excluded from our assessment the internal control over financial reporting at our Royster-Clark business, which was acquired effective February 9, 2006 and whose financial statements reflect total assets, net sales and earnings before interest expense and income taxes constituting eight percent, 22 percent and a loss of four percent of our consolidated total assets, net sales and earnings before interest expense and income taxes, respectively, as of and for the fiscal year ended December 31, 2006. Based on this evaluation, management concluded that as of December 31, 2006, the Corporation did maintain effective internal control over financial reporting.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2006 annual report to shareholders.

Michael M. Wilson	Bruce G. Waterman
President & Chief Executive Officer	Senior Vice President, Finance & Chief Financial Officer
Calgary, Canada
February 21, 2007

AGRIUM ANNUAL REPORT 2006	83

Report of independent registered public accounting firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited the accompanying consolidated balance sheets of Agrium Inc. (“the Corporation”) and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
Chartered Accountants
Calgary, Canada
February 21, 2007
Report of independent registered public accounting firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited management’s assessment, included in the accompanying Management Report, that Agrium Inc. (“the Corporation”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

84	AGRIUM ANNUAL REPORT 2006

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by COSO.
Agrium Inc. acquired Royster-Clark during 2006, and management excluded from its assessment of the effectiveness of Agrium Inc’s internal control over financial reporting as of December 31, 2006 Royster-Clark’s internal control over financial reporting associated with eight percent of total assets, 22 percent of net sales and a loss of four percent of earnings before interest expense and income taxes, included in the consolidated financial statements of Agrium Inc. and subsidiaries as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of Agrium Inc. also excluded an evaluation of the internal control over financial reporting of Royster-Clark.
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 21, 2007 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Calgary, Canada
February 21, 2007

AGRIUM ANNUAL REPORT 2006	85

Consolidated statements of operations and retained earnings

Years ended December 31	2006	2005	2004

(millions of U.S. dollars, except per share amounts)

Sales	4,373	3,491	3,001

Direct Freight	180	197	163

Net sales	4,193	3,294	2,838

Cost of product	3,237	2,256	1,933

Gross profit	956	1,038	905

Expenses (income)

Selling	390	254	237

General and administrative	96	79	63

Depreciation and amortization	169	146	156

Asset impairment (note 9)	136	–	–

Kenai award and settlement (note 3)	–	–	(86)

Royalties and other taxes	20	45	29

Other expenses (note 4)	73	14	39

Earnings before interest expense and income taxes	72	500	467

Interest on long-term debt	47	47	65

Other interest	16	2	4

Earnings before income taxes	9	451	398

Current income taxes	78	113	99

Future income taxes (recovery)	(102)	55	33

Income taxes (note 5)	(24)	168	132

Net earnings	33	283	266

Retained earnings – beginning of year	584	392	140

Common share dividends declared	(15)	(14)	(14)

Common share repurchases (note 19)	–	(77)	–

Retained earnings – end of year	602	584	392

Earnings per share (note 6)

Basic	0.25	2.14	2.03

Diluted	0.25	2.12	1.91
See accompanying notes.

86	AGRIUM ANNUAL REPORT 2006

Consolidated statements of cash flows

Years ended December 31	2006	2005	2004

(millions of U.S. dollars, except per share amounts)

Operating

Net earnings	33	283	266

Items not affecting cash

Depreciation and amortization	169	146	156

Asset impairment (note 9)	136	–	–

Kenai award and settlement (note 3)	–	–	(36)

Proceeds on settlement (note 3)	–	–	25

Gain on disposal of assets and investments	(14)	(4)	(6)

Future income taxes (recovery) (note 5)	(102)	55	33

Foreign exchange	6	(6)	(5)

Net changes in non-cash working capital (net of changes from acquisitions)

Accounts receivable	(63)	(29)	(52)

Inventories	180	(76)	(83)

Prepaid expenses	(32)	(35)	4

Accounts payable and accrued liabilities	(118)	107	69

Income and other taxes payable	(29)	(18)	54

Other operating	(12)	27	15

Cash provided by operating activities	154	450	440

Investing

Acquisitions, net of cash acquired (note 2)	(651)	(10)	–

Capital expenditures	(209)	(175)	(82)

Decrease (increase) in other assets	37	(22)	(14)

Proceeds from disposal of assets and investments	93	13	10

Other	(5)	(18)	7

Cash used in investing activities	(735)	(212)	(79)

Financing

Common shares issued (note 19)	33	50	12

Common share repurchases (note 19)	–	(98)	–

Bank indebtedness issued	212	–	–

Long-term debt issued (note 15)	296	–	–

Long-term debt repayment	(137)	(126)	(134)

Common share dividends paid	(14)	(14)	(14)

Preferred security repayment	–	(175)	–

Cash provided by (used in) financing activities	390	(363)	(136)

(Decrease) increase in cash and cash equivalents	(191)	(125)	225

Cash and cash equivalents – beginning of year	300	425	200

Cash and cash equivalents – end of year	109	300	425

Dividends per common share for the year	0.11	0.11	0.11

Supplemental cash flow disclosure

Interest paid	61	49	74

Income taxes paid	97	132	42

See accompanying notes.

AGRIUM ANNUAL REPORT 2006	87

Consolidated balance sheets

As at December 31	2006	2005

(millions of U.S. dollars)

ASSETS

Current assets

Cash and cash equivalents	109	300

Accounts receivable (note 7)	566	443

Inventories (note 8)	747	533

Prepaid expenses and deposits	137	91

	1,559	1,367

Property, plant and equipment (note 9)	1,332	1,285

Intangibles (note 10)	75	–

Goodwill (note 11)	174	8

Other assets (note 12)	103	103

Future income tax assets (note 5)	22	22

	3,265	2,785

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Bank indebtedness (note 13)	227	5

Accounts payable and accrued liabilities (note 14)	732	579

Current portion of long-term debt (note 15)	1	30

	960	614

Long-term debt (note 15)	669	442

Other liabilities (note 16)	272	277

Future income tax liabilities (note 5)	131	272

	2,032	1,605

Commitments, guarantees, and contingencies (notes 21, 22, and 23 respectively)

Shareholders’ equity

Share capital (note 19)

Authorized: unlimited common shares

Issued and outstanding: 2006 – 133 million (2005 – 131 million)	617	583

Contributed surplus	5	3

Retained earnings	602	584

Cumulative translation adjustment	9	10

	1,233	1,180

	3,265	2,785

See accompanying notes.

Approved on behalf of the Board:

Michael M. Wilson	Harry G. Schaefer
Director	Director

88	AGRIUM ANNUAL REPORT 2006

  Notes to the Consolidated Financial Statements
     (amounts in millions of U.S. dollars unless otherwise states)
1.	ACCOUNTING POLICIES
Principles of consolidation and preparation of financial statements
These consolidated financial statements of Agrium Inc. (the Corporation or Agrium) are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles are different in some respects from accounting principles generally accepted in the United States (U.S. GAAP) and the significant differences are described in note 28. Amounts are stated in U.S. dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation.
The consolidated financial statements of the Corporation include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of Profertil S.A. Intercompany transactions and balances are eliminated.
The preparation of financial statements under Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Estimates are used when accounting for items such as estimated useful lives of long-lived assets, asset retirement obligations, environmental costs, asset impairment, allocation of acquisition purchase prices, and employee future benefits.
Cash and cash equivalents
Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are stated at cost, which approximates fair value.
Inventories
Wholesale inventories, consisting primarily of fertilizers, operating supplies and raw materials, include both direct and indirect production costs and freight to transport the product from the production facility to the final warehouse facility. Fertilizers include the Corporation’s produced products, work in process and products purchased for resale. Operating supplies include catalysts used in the Wholesale production process, materials used for maintenance and repairs and other supplies. Wholesale inventory is valued at the lower of weighted average cost and net realizable value.
Retail inventories, consisting primarily of fertilizer, seed and chemicals, are recorded at the lower of purchased cost on a first in, first out basis, and net realizable value, and include the cost of delivery to move the product to the respective farm centre.
Advanced Technologies inventories are recorded at the lower of standard cost, which approximates the first-in, first-out basis, and net realizable value.
Property, plant and equipment
Property, plant and equipment are recorded at cost and include the cost of replacements and betterments. Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years.

AGRIUM ANNUAL REPORT 2006	89

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
Intangible assets
Intangible assets with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets, ranging from two to 19 years. Intangible assets with indefinite lives are not amortized.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the Corporation’s reporting units that are expected to benefit from the business combination. Goodwill is not amortized. In testing for impairment of goodwill, if the carrying value of a reporting unit to which goodwill has been assigned exceeds its fair value, then any excess of the carrying value of the reporting unit’s goodwill over its fair value is expensed.
Impairment of long-lived assets
Management reviews long-lived assets to determine if events or changes in circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. The review is performed annually for goodwill and intangible assets with indefinite lives, or more frequently if events or changes in circumstances indicate impairment. Other long-lived assets are subject to review whenever events or circumstances indicate that carrying value may not be recoverable. If impairment has occurred, the excess of carrying value over fair value is expensed. Where the estimated useful life changes, depreciation or amortization is adjusted prospectively.
Other assets
Other assets include value-added tax, long-term receivables, deferred costs, non-qualifying derivative contracts and investments in associated companies. Value-added tax assets relate to South America operations and are accumulated on the balance sheet as costs are incurred and are recovered against future value-added taxes collected by the Corporation and due to the government.
Investments in companies where the Corporation has the ability to exercise significant influence, which is generally evidenced by ownership of between 20 percent and 50 percent of the voting interest, are accounted for using the equity method. The Corporation’s share of earnings is included in other income (expense). Investments where the Corporation does not exercise significant influence are accounted for using the cost method.
Employee future benefits
The Corporation maintains both defined benefit and defined contribution pension plans in Canada and in the United States. The plans are either contributory or non-contributory with regard to participants. The majority of employees are members of defined contribution pension plans. The Corporation also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. The pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs and a provision for the amortization of prior service costs.
The Corporation has additional non-contributory defined benefit and defined contribution plans which provide supplementary pension benefits for senior management.

90	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effects of changes in plan assumptions, and the excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.
Environmental remediation
Environmental costs that relate to current operations may be expensed or capitalized. Expenditures that relate to existing conditions caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity and/or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.
Asset retirement obligations
The Corporation recognizes asset retirement obligations when they become a legal obligation, using a reasonable estimate of fair value. Fair value is determined using cash flows discounted at the Corporation’s credit-adjusted risk-free interest rate. Obligations are adjusted to present value in subsequent periods through other expenses. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset’s estimated useful life.
Future income taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Revenue recognition
Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer. Revenue is net of transportation costs incurred to move the product to the customer’s location.
Stock-based compensation
The Corporation has four stock-based compensation plans, which are described in note 20. The Corporation accounts for plans that settle through the issuance of equity using the fair value based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds, together with the amount recorded in contributed surplus, are recorded as share capital.

AGRIUM ANNUAL REPORT 2006	91

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
Stock-based plans that are likely to settle in cash or other assets are accounted for as liabilities based on the intrinsic value of the awards. The compensation expense is accrued over the vesting period of the award, based on the difference between the market value of the underlying stock and the exercise price of the award, if any. Fluctuations in the market value of the underlying stock determined based on the closing price of the stock on the last day of each reporting period will result in a change to the accrued compensation expense, which is recognized in the period in which the fluctuation occurs.
Derivative financial instruments
Derivative financial instruments are used by the Corporation to manage its exposure to commodity price and foreign exchange rate fluctuations. The Corporation enters into natural gas options and swaps to manage exposure to changes in cash flows related to fluctuation in the market prices for natural gas consumed in operations. The Corporation enters into forward exchange contracts and foreign currency options to manage exposure to changes in cash flows in its Canadian operations related to changes in the Canadian/U.S. dollar exchange rates.
These derivative contracts are initiated within the guidelines of the Corporation’s risk management and hedging policies, which require specific authorization for approval and commitment of contracts. The Corporation formally documents all qualifying relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedging instrument.
Hedge accounting is used when there is a high degree of effectiveness between changes in cash flows of the derivative instrument and the cash flows of the hedged item. The Corporation assesses, both at inception of the hedge and on at least a quarterly basis, the effectiveness of hedge relationships.
Derivative contracts accounted for as hedges are not recognized in the consolidated balance sheets. Gains or losses on these contracts, including deferred gains and losses on derivative contracts previously qualifying for hedge accounting, are recognized when the related hedged transaction is recognized and in the same financial statement category as the corresponding hedged transaction. If effectiveness ceases or the hedge is de-designated, the Corporation discontinues hedge accounting, recognizes the derivative contract on the consolidated balance sheet at fair value and any subsequent changes in the fair value of the derivative contract are recognized in other expenses when those changes occur. If a hedged anticipated transaction is no longer probable to occur, the fair value of the derivative contract or the deferred gain or loss on a derivative contract that was previously settled, de-designated or ceased to be effective is recognized in other expense in the current period.
Derivative contracts that do not qualify as hedges are recorded at fair value in the consolidated balance sheet. Any changes in the fair value of the derivative contracts are recorded in other expenses when those changes occur.
Foreign currency translation
The Corporation’s Canadian operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period-end exchange rates and items included in the consolidated statements of operations and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is recorded in the cumulative translation adjustment account in shareholders’ equity.
The change in the cumulative translation adjustment of $1-million (2005 – $9-million) is comprised of unrealized currency translation adjustments that arise on the translation to U.S. dollars of assets and liabilities of the Corporation’s self-sustaining operations.

92	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
The Corporation’s South America operations are considered integrated and are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at period-end exchange rates and items included on the consolidated statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is recorded in the consolidated statement of operations in other expense.
Recent accounting pronouncements
Financial instruments, hedging relationships and other comprehensive income
New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments, disclosure of comprehensive income, and hedge accounting. The Corporation will apply these standards beginning on January 1, 2007, resulting in the recognition of other comprehensive income, and the inclusion of accumulated other comprehensive income as a component of shareholders’ equity. The Corporation does not expect that the adoption of these standards will result in a material impact on the consolidated financial statements.
2.	BUSINESS ACQUISITIONS

Fair value of net assets acquired	Nu-Gro	Royster-Clark	Pursell	Total
Working capital	24	144	6	174

Property, plant and equipment	23	178	18	219

Future income taxes and other long-term assets	–	70	–	70

Intangibles	21	7	49	77

Goodwill (a)	27	121	18	166

Future income taxes and other long-term liabilities	(9)	(11)	–	(20)

Long-term debt	–	(35)	–	(35)

Total consideration	86	474	91	651

(a)	Goodwill acquired in the Nu-Gro and Royster-Clark acquisitions is not expected to be deductible for tax purposes.
Nu-Gro
During the first quarter of 2006, the Corporation acquired 100 percent of the Nu-Gro controlled-release fertilizer and professional products businesses. Earnings of Nu-Gro from the date of acquisition are included in the consolidated statement of operations in the Advanced Technologies segment.
Royster-Clark
During the first quarter of 2006, the Corporation acquired 100 percent of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”). During the second and third quarters of 2006, the Corporation acquired and cancelled all of the outstanding long-term debt of Royster-Clark for cash consideration of $35-million. Earnings of Royster-Clark from the date of acquisition are included in the consolidated statement of operations allocated between the Wholesale and Retail segments. During the second quarter of 2006, the Corporation completed the sale of the East Dubuque, Illinois nitrogen production facility, acquired as part of the Royster-Clark acquisition, for $50-million plus $20-million of related working capital. The Corporation has entered into a 10-year agreement as a distributor of products manufactured at the facility.

AGRIUM ANNUAL REPORT 2006	93

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
Pursell Technologies
During the third quarter of 2006, the Corporation acquired 100 percent of certain net assets and technologies of Pursell Technologies (“Pursell”). The assets and technologies are primarily used in the production and sale of controlled-release fertilizer products. Earnings of Pursell from the date of acquisition are included in the consolidated statement of operations in the Advanced Technologies segment. The allocation of fair value to the Pursell Technologies net assets acquired is preliminary and may be subject to change as additional valuation information about fair value of property, plant and equipment acquired becomes available.
3.	KENAI AWARD AND SETTLEMENT
The following amounts were recorded during 2004 relating to the arbitration award and settlement of legal claims in our dispute with Union Oil Company of California (Unocal):

2004
Arbitration award	50

Settlement of legal claims	36

86
Arbitration award
During 2004, an Arbitration Panel awarded the Corporation total liquidated damages of $50-million with respect to a dispute with Unocal over gas supply obligations to our Kenai, Alaska nitrogen facility.
Settlement of legal claims
During 2004, the Corporation settled its dispute with Unocal over obligations under the Purchase and Sale Agreement, pursuant to which the Corporation acquired its Kenai, Alaska nitrogen facility. The settlement agreement established a definitive gas supply obligation from Unocal to the Kenai facility to October 31, 2005. During 2005 and 2006, the Corporation concluded gas supply contract negotiations with producers that resulted in gas supply agreements to October 31, 2007.
The net gain of $36-million recorded in 2004 was comprised of the following:

2004
Net cash received	25

Earn-out adjustment (2001 – 2004)	81

Adjustments related to termination of gas supply	(70)

Net gain	36

94	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
4.	OTHER EXPENSES

	2006	2005	2004
Interest income	(16)	(22)	(16)

Stock-based compensation	30	13	4

Environmental remediation and accretion of asset retirement obligation	12	9	14

Redemption premiums and write-off of deferred charges on settlement of debt	3	14	–

Realized and unrealized loss (gain) on derivative contracts	35	21	(3)

Foreign exchange loss (gain)	3	(5)	(6)

Kenai, Alaska nitrogen facility earn-out	–	–	28

Litigation and contract settlements	–	(25)	(7)

Other	6	9	25

	73	14	39
5.	INCOME TAXES
The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

	2006	2005	2004
Earnings (loss) before income taxes

Canadian	(168)	140	118

Foreign	177	311	280

	9	451	398

Statutory rate (%)	38	41	41

Income taxes at statutory rates	4	183	165

Recognition of previously unrecognized tax assets	(4)	(4)	(20)

Differences in foreign tax rates	(24)	(19)	(20)

Canadian tax rate adjustment	(18)	–	–

Manufacturing and processing allowance	14	(3)	(8)

Other	4	11	15

Income taxes	(24)	168	132

Current

Canadian	79	15	7

Foreign	(1)	98	92

	78	113	99

Future

Canadian	(148)	42	47

Foreign	46	13	(14)

	(102)	55	33

	(24)	168	132

AGRIUM ANNUAL REPORT 2006	95

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
The significant components of future income tax liabilities and assets at December 31 are as follows:

	2006	2005
Future income tax liabilities

Depreciation and amortization	172	194

Deferred income	24	106

Other	68	65

Total future income tax liabilities	264	365

Future income tax assets

Loss carry forwards expiring through 2026	46	12

Asset retirement obligations and environmental liabilities	64	59

Receivables, inventories and accrued liabilities	40	22

Employee future benefits	20	17

Other	5	13

Future income tax assets before valuation allowance	175	123

Valuation allowance	(20)	(8)

Total future income tax assets, net of valuation allowance	155	115

Net future income tax liabilities	109	250

Future income tax assets	(22)	(22)

Future income tax liabilities	131	272

Net future income tax liabilities	109	250

96	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
6.	EARNINGS PER SHARE
The following table summarizes the computation of net earnings per share:

	2006	2005	2004
Numerator

Net earnings	33	283	266

Numerator for basic earnings per share	33	283	266

Preferred securities charges (a)	–	–	10

Numerator for diluted earnings per share	33	283	276

Denominator

Weighted-average number of shares outstanding for basic earnings per share	132	132	131

Dilutive instruments

Stock options (a) (b)	1	1	1

Preferred securities converted to common shares

$175-million, eight percent (a) (c)	–	–	12

Weighted-average number of shares outstanding for diluted earnings per share	133	133	144

Basic earnings per share	0.25	2.14	2.03

Diluted earnings per share	0.25	2.12	1.91

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

(b)	Stock options, using the treasury stock method, with an average share price less than or equal to the average price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2006, there were two million dilutive stock options (December 31, 2005 – five million; December 31, 2004 – eight million).

(c)	This series of preferred securities was redeemed for cash by the Corporation on February 14, 2005. At December 31, 2004, there were seven million dilutive preferred securities.

AGRIUM ANNUAL REPORT 2006	97

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
7.	ACCOUNTS RECEIVABLE

	2006	2005
Trade accounts	534	391

Allowance for doubtful accounts	(17)	(12)

Rebates and other non-trade accounts	35	33

Derivative contracts	14	31

	566	443
On an ongoing basis, certain of the Corporation’s U.S. subsidiaries sell their accounts receivable balances to a subsidiary of the Corporation. The subsidiary has an agreement to sell to a financial institution, on an ongoing basis, an undivided percentage interest in this designated pool of receivables, on a non-recourse basis, in an amount not to exceed $200-million (2005 – $125-million). The Corporation has granted a security interest to the financial institution for the sold receivables. The fees and expenses are calculated based on the receivables sold and the prevailing commercial paper rate. The agreement expires in December 2007 and may be terminated earlier by either Agrium, with proper notice, or the financial institution, provided certain conditions are met.
Servicing of the receivables sold is performed by a subsidiary of the Corporation, which charges a fee of two percent of the pool balances. At December 31, 2006 the accounts receivable balances sold were $108-million (nil at December 31, 2005).
8.	INVENTORIES

	2006	2005
Retail

Fertilizers	170	103

Chemicals	167	100

Other	37	17

	374	220

Wholesale

Fertilizers	219	217

Operating supplies	78	71

Raw materials	35	25

	332	313

Advanced Technologies

Controlled-release products	29	–

Other	12	–

	41	–

	747	533

98	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
9.	PROPERTY, PLANT AND EQUIPMENT

	2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land	51	–	51	29	–	29

Building and improvements	443	221	222	355	196	159

Machinery and equipment	2,178	1,289	889	2,230	1,298	932

Other	213	43	170	205	40	165

	2,885	1,553	1,332	2,819	1,534	1,285
At December 31, 2006, Other included $46-million (2005 – $134-million) of assets under construction that were not being depreciated.
During the fourth quarter of 2006, following a drilling program and reevaluation of ore reserve life, the Corporation conducted an impairment test to determine the recoverability of its Kapuskasing phosphate mine and associated Redwater phosphate facility assets. Fair value of the assets was estimated using discounted expected future cash flows from the use and disposition of the assets. As a result, the Corporation recorded an impairment charge of $136-million ($95-million net of tax), being the excess of the carrying value of the assets over their estimated fair value.
10.	INTANGIBLES

	2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Trade names (a)	25	–	25	–	–	–

Customer relationships	27	1	26	–	–	–

Technology	23	1	22	–	–	–

Other	2	–	2	–	–	–

	77	2	75	–	–	–

(a)	The Corporation has determined that trade names have indefinite lives for accounting purposes and accordingly are not amortized.

AGRIUM ANNUAL REPORT 2006	99

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
11.	GOODWILL

		Advanced
	Retail	Technologies	Total
Balance, beginning of year	8	–	8

Acquired during the year	121	45	166

Balance, end of year	129	45	174
12.	OTHER ASSETS

	2006	2005

South America value-added tax and other costs	12	14

Long-term receivables	21	5

Long-term investments	37	29

Long-term derivative contracts	10	23

Turnaround costs	2	12

Employee future benefits (note 18)	5	5

Other	16	15

	103	103
13.	BANK INDEBTEDNESS
During April 2006, the Corporation increased its three-year syndicated revolving unsecured credit facility to $600-million from $450-million. Under the terms of the agreement, Agrium Inc. and Agrium U.S. Inc. may borrow a maximum principal amount of $400-million and $200-million, respectively. Interest rates, at the election of the borrower, are at Canadian prime rate plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin, or bankers’ acceptance rate plus a variable margin.
The credit facility requires that Agrium Inc. maintain certain financial ratios and other covenants.
Profertil S.A.
Profertil has two separate credit facilities that consist of a $15-million three-year, unsecured credit facility and a $25-million five-year, revolving pre-export financing credit facility. Profertil may borrow at the prevailing interest rates, based on LIBOR plus a fixed margin to fund working capital requirements. The credit facilities require that Profertil maintain certain financial ratios and other covenants.

100	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005

Trade	409	195

Non-trade	54	48

Accrued liabilities	225	246

Income and other taxes	10	36

Accrued interest	14	11

Dividends	7	7

Derivative contracts	10	33

Pensions and other post-retirement benefits (note 18)	3	3

	732	579
15.	LONG-TERM DEBT

	2006	2005

Recourse debt

Unsecured

6.86% senior notes due December 29, 2005 to 2007 (a)	–	30

7.06% senior notes due December 29, 2005 to 2010 (a)	–	71

7.125% debentures due May 23, 2036 (b) (c)	300	–

7.7% debentures due February 1, 2017 (c)	100	100

7.8% debentures due February 1, 2027 (c)	125	125

8.25% debentures due February 15, 2011 (c)	125	125

Secured

Other (d)	20	21

	670	472

Principal repayments due within one year	1	30

	669	442

(a)	On June 19, 2006, the notes were redeemed from proceeds on issuance of the 7.125% debentures.

(b)	On May 15, 2006, the Corporation filed a base shelf prospectus pursuant to which the Corporation may issue up to $500-million of debt securities over a 25-month period. Terms of any debentures offered are determined by market conditions at the date of issue. On May 24, 2006, the Corporation completed a $300-million offering for net proceeds of $296-million.

(c)	These notes and debentures require the Corporation to meet certain financial ratios and other covenants.

(d)	Includes a capital lease of $16-million with an annual payment of $2-million, relating to land and building with a carrying value of $12-million.

AGRIUM ANNUAL REPORT 2006	101

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
16.	OTHER LIABILITIES

	2006	2005

Asset retirement obligations (note 17)	71	60

Environmental remediation and shutdown costs	117	145

Employee future benefits (note 18)

Pensions	12	8

Other post-retirement benefits	41	37

Derivative contracts	9	16

Other	22	11

	272	277
17.	ASSET RETIREMENT OBLIGATIONS
The Corporation’s asset retirement obligations relate to nitrogen, phosphate and potash production facilities, marketing and distribution facilities and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.
A reconciliation between the opening and closing asset retirement obligations balance is provided below:

	2006	2005

Balance, beginning of year	60	52

Foreign exchange translation	–	1

Additions	8	3

Settlements	(2)	–

Accretion, included in other expenses	5	4

Balance, end of year	71	60
The Corporation estimates that the undiscounted, inflation-adjusted cash flow required to settle asset retirement obligations is approximately $597-million (2005 – $576-million), which will be settled between 2007 and 2136. Discount rates ranging from seven and one-half percent to eight percent were used to determine the asset retirement obligations.

102	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
18.	EMPLOYEE FUTURE BENEFITS
The Corporation’s disclosures for employee future benefits for the year ended December 31, 2006 are measured with information from September 30, 2006.
Obligations and assets
The change in accrued benefit obligations and change in plan assets for the defined benefit pensions and post-retirement benefit plans are as follows:

	Defined Benefit			Post-retirement
	Pension Plans			Benefit Plans
	2006	2005	2004	2006	2005	2004
Change in accrued benefit obligations

Balance, beginning of year	177	145	127	44	48	40

Liabilities associated with acquisitions (a)	4	–	–	–	–	–

Foreign exchange on Canadian obligations	–	2	5	–	–	1

Interest cost	10	9	9	3	2	3

Service cost	7	5	6	3	2	3

Actuarial (gain) loss	(11)	23	5	32	6	4

Amendments	4	–	–	–	(12)	–

Transfer from other plans	1	–	–	1	–	–

Medicare	–	–	–	–	–	(2)

Benefits paid	(8)	(7)	(7)	(1)	(2)	(1)

Balance, end of year	184	177	145	82	44	48

Change in plan assets

Fair value, beginning of year	126	106	88	–	–	–

Assets associated with acquisitions (a)	3	–	–	–	–	–

Foreign exchange on Canadian assets	–	2	4	–	–	–

Actual return on plan assets	10	12	10	–	–	–

Employer contributions	9	13	11	–	–	–

Benefits paid	(8)	(7)	(7)	–	–	–

Fair value, end of year	140	126	106	–	–	–

Unfunded status	44	51	39	82	44	48

Unrecognized net loss	(31)	(46)	(28)	(48)	(17)	(11)

Unrecognized prior service cost	(5)	–	–	9	11	(1)

Accrued employee future benefit liability	8	5	11	43	38	36

Amounts recognized in the consolidated balance sheets consist of:

Other assets: Prepaid employee future benefits (note 12)	(5)	(5)	(3)	–	–	–

Current liabilities – pensions (note 14)	1	2	2	2	1	1

Other liabilities – pensions (note 16)	12	8	12	41	37	35

	8	5	11	43	38	36

(a)	Liabilities and assets associated with acquisitions relate to the Corporation’s acquisition of Royster-Clark Ltd.

AGRIUM ANNUAL REPORT 2006	103

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
The accumulated benefit obligation at September 30, 2006, is $162-million (2005 – $150-million; 2004 – $124-million). The estimated aggregate expected contribution to fund the Corporation’s defined benefit plans for 2007 is $7-million.
Estimated future benefit payments are as follows:

	Defined Benefit	Post-retirement
	Pension Plans	Benefit Plans	Total
Expected benefit payments

2007	8	2	10

2008	8	2	10

2009	8	2	10

2010	8	2	10

2011	10	2	12

2012 through 2016	55	17	72
Expense
The components of net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed actuarially as follows:

	2006	2005	2004

Defined benefit pension plans

Service cost for benefits earned during the year	7	5	6

Interest cost on accrued benefit obligations	10	9	9

Expected return on plan assets	(9)	(8)	(7)

Net amortization and deferral	3	1	2

Net expense	11	7	10

Post-retirement benefit plans

Service cost for benefits earned during the year	3	3	4

Interest cost on accrued benefit obligations	3	2	3

Net expense	6	5	7

Defined contribution pension plans	14	11	11

Total expense	31	23	28

104	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
Assumptions
Significant actuarial assumptions used in calculating the future benefits obligation and the net employee future benefits expense were as follows:

	Future Benefits			Future Benefits
	Obligation			Expense
(percent)	2006	2005	2004	2006	2005	2004
Defined benefit pension plans

Discount rate	5	5	6	5	6	6

Long-term rate of return on assets	n/a	n/a	n/a	7	8	8

Rate of increase in compensation levels	4	4	4	4	4	4

Post-retirement benefit plans

Discount rate	5	5	6	5	6	6

Health care cost trend rate	9	11	12	11	12	12
The Corporation’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.
A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One Percentage	One Percentage
	Point Increase	Point Decrease
Effect on accumulated post-retirement benefit obligation as of September 30, 2006	15	(11)

Effect on total of service and interest cost	1	(1)
Asset allocation and investment strategy
Defined benefit pension plan asset allocation at September 30, 2006 and 2005, and target allocation for 2007 are as follows:

	Target Allocation	Plan Assets
(percent)
Asset categories	2007	2006	2005

Equity securities (a)	50 - 74	67	65

Debt securities	26 - 50	30	28

Cash and other	0 - 10	3	7

(a)	Equity securities held by the plans do not include any of the Corporation’s common shares.

AGRIUM ANNUAL REPORT 2006	105

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2004. The next required valuation date for funding purposes is December 31, 2007.
For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes is January 1, 2006, and the next required valuation is January 1, 2007.
19.	SHARE CAPITAL

	2006		2005		2004
	Number		Number		Number
	of Shares		of Shares		of Shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount
Common shares

Issued and outstanding, beginning of year	131	583	132	553	127	490

Issued on preferred securities redemption (a)	–	–	–	–	4	50

Issued on exercise of stock options	2	33	4	50	1	13

Stock based compensation	–	1	–	1	–	–

Shares repurchased (b)	–	–	(5)	(21)	–	–

Issued and outstanding, end of year	133	617	131	583	132	553

(a)	In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional four million common shares. The redemption price was 103 percent of the principal amount, plus accrued and unpaid securities charges.

(b)	On April 28, 2005, the Board of Directors of the Corporation authorized a share repurchase program of up to 13 million common shares (approximately 10 percent of the Corporation’s issued and outstanding common shares) through a normal course issuer bid. The program provided for repurchase of shares from time to time on the open market through to May 2, 2006 at prevailing market prices. Effective October 12, 2005 the share repurchase program was suspended.

During the twelve months ended December 31, 2005, the Corporation repurchased for cancellation a total of five million common shares under the program at a net cost of $98-million at an average price per share of $20.82, resulting in a reduction of share capital of $21-million and a reduction of retained earnings of $77-million.

106	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
20.	STOCK-BASED COMPENSATION
The Corporation offers the following plans as part of compensation for services rendered.
Stock options
The Corporation has a stock option plan under which the Board of Directors may grant options to officers and employees to acquire common shares. At December 31, 2006, there were four million common shares (2005 - six million; 2004 - nine million) reserved to be issued upon the exercise of outstanding options (which have been granted by the Board of Directors but not yet exercised) together with an additional 0.7 million common shares (2005 - 1.1 million; 2004 - 0.7 million) that remain available for issuance for further options granted by the Board of Directors. Options vest and become exercisable over a four-year period commencing one year after the grant date, and are for a term of ten years.
The Corporation began prospectively expensing the fair value of equity-settled options granted after January 1, 2003 over their vesting period. In 2006, the Corporation recognized a total compensation expense of $2-million (2005 – $2-million; 2004 –
$1-million) in connection with equity-settled options.
Tandem Stock Appreciation Rights (Tandem SARs)
Effective January 1, 2004, the stock option plan was amended to permit the attachment of Stock Appreciation Rights (SARs) to all future grants of options. Option holders who are granted options with tandem SARs attached have the right to surrender vested options for Stock Appreciation Rights (SARs). The election of a SAR entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Corporation’s shares on the Toronto Stock Exchange (TSX) on the date of exercise over the dollar exercise price of the tandem SAR. The Corporation expects the majority of option holders will elect to exercise their tandem SARs as SARs, surrender their options and therefore receive settlement in cash.
In 2006, the Corporation recognized total compensation expense of $8-million (2005 – $3-million; 2004 – $1-million) in connection with options that have tandem SARs attached.
Stock option and tandem SARs transactions for the respective years were as follows:

	2006		2005		2004
	Options	Weighted-	Options	Weighted-	Options	Weighted-
	Outstanding	Avg. Exercise	Outstanding	Avg. Exercise	Outstanding	Avg. Exercise
	(millions)	Price (C$)	(millions)	Price (C$)	(millions)	Price (C$)
Outstanding, beginning of year	6	17.26	8	16.62	9	16.31

Granted	1	28.06	2	19.99	–	21.39

Exercised	(3)	17.21	(4)	16.79	(1)	13.96

Cancelled	–	19.74	–	18.32	–	17.77

Outstanding, end of year	4	18.85	6	17.26	8	16.62

Exercisable, end of year	3	16.69	4	16.72	7	16.68

AGRIUM ANNUAL REPORT 2006	107

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
In accordance with the prospective method of adoption, the Corporation will continue to record no compensation expense for stock options granted prior to January 1, 2003, and will continue to provide pro forma disclosure of the effect on net earnings and net earnings per share had the fair value of options been expensed, as follows:

	2006		2005		2004
	As		As		As
	Reported	Pro Forma	Reported	Pro Forma	Reported	Pro Forma
Net earnings	33	32	283	281	266	262

Earnings per common share

Basic	0.25	0.24	2.14	2.13	2.03	2.00

Diluted	0.25	0.24	2.12	2.10	1.91	1.89
The fair values of all equity settled options have been estimated using a Black-Scholes option pricing model and based on the following assumptions:

	2006	2005	2004
Dividend yield (%)	1	1	1

Expected stock price volatility (%)	32	32	32

Risk-free interest rate (%)	4	4	4

Expected life of the options (years)	7	7	7
The weighted-average fair value price per share of options granted in the years indicated was as follows: 2006 – nil; 2005 – C$7.23; and 2004 – C$7.49.
The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2006:

Options Outstanding			Options Exercisable
	Number	Weighted-Avg.		Number
Range of	Outstanding	Remaining	Weighted-Avg.	Exercisable	Weighted-Avg.
Exercise Prices	at Year End	Contractual Life	Exercise Price	at Year End	Exercise Price
(C$)	(millions)	(years)	(C$)	(millions)	(C$)
Less than 11.86	–	3	11.78	–	11.78

11.86 to 15.85	1	5	14.90	1	14.75

15.86 to 20.15	2	6	18.10	1	17.16

20.16 to 28.46	1	7	23.86	1	20.58

	4	6	18.85	3	16.69

108	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
Stock Appreciation Rights (SARs)
Effective January 1, 2004 the Corporation adopted a program whereby certain employees outside Canada are granted stand-alone SARs which entitle the employee to receive a cash payment equal to the excess of the highest price of the Corporation’s shares on the Toronto Stock Exchange (TSX) on the date of exercise over the exercise price of the right. SARs have a maximum term of 10 years, are granted throughout the year, and vest and become exercisable equally over a four-year period, commencing on the first anniversary of the grant date.
In 2006, the Corporation recognized total compensation expense of $1-million (2005 – $1-million; 2004 – $1-million) in connection with SARs.
Performance Share Unit Plan (PSUs)
Effective October 2003, a PSU Plan was implemented for executive officers and other eligible managers. The value of each PSU granted is based on the value of the Corporation’s common shares on the NYSE. When cash dividends are paid on the common shares of the Corporation, additional PSUs of equivalent value are credited to the designated employee’s account.
PSUs vest on the third anniversary of the grant date, based upon the relative ranking of the Corporation’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. Payout ranges between 50 percent of the original PSUs granted, up to 150 percent of the original PSUs granted, dependent on the total shareholder return over the three-year period. On vesting, the value of PSUs is payable to the holders in cash. No common shares are issuable to holders of PSUs.
In 2006, the Corporation recognized compensation expense of $16-million (2005 – $7-million; 2004 – $2-million) in connection with PSUs.
Director’s Deferred Share Unit Plans (DSUs)
The Corporation has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSUs. The number of DSUs issued is calculated by dividing the director’s fees by the fair market value of the Corporation’s common shares on the date that the fees become payable.
The Corporation has a DSU Plan for directors permitting grants at the discretion of the Board of Directors. Under this plan, a specified number of DSUs may be granted to each director upon the approval of the Board of Directors.
Under both plans, the DSUs are fully vested upon being granted but are not paid until a director’s departure from the Board, at which time units are settled in cash. The issue amount and subsequent changes in the common share price in relation to the issue price will be recorded as compensation expense and included in other expenses in the period the change takes place.
In 2006, the Corporation recognized compensation expense of $3-million (2005 – $2-million; 2004 – less than $1-million) in connection with DSUs.

AGRIUM ANNUAL REPORT 2006	109

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
21.	COMMITMENTS

	2007	2008	2009	2010	2011
Cost of product

Operating lease commitments	57	33	26	18	11

Natural gas commitments – North America	630	–	–	–	–

Power, sulphuric acid and other payments	69	51	31	30	29

Profertil natural gas and other	40	43	45	47	49

	796	127	102	95	89

Other

Long-term debt and capital lease repayments (a)	51	51	51	51	171

Total	847	178	153	146	260

(a)	Includes interest payments.
The operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout the Corporation’s operations. The commitments represent the minimum payments in each of the next five years under each agreement.
The Corporation has entered into a number of agreements with suppliers to guarantee supply of raw materials required in the production processes at its Wholesale and Advanced Technologies facilities. Among these are fixed base-price natural gas agreements at the Profertil facility and a co-generation power contract for the Carseland facility.
Additionally, the Corporation’s minimum commitments for North American natural gas purchases not under fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (NYMEX) forward prices at December 30, 2006, adjusted for transportation differentials to each production facility.
The Corporation has a power co-generation agreement for its Carseland facility that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatt-hours of power (MWh) until 2011 and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
Profertil has four firm U.S. dollar denominated natural gas purchase contracts expiring in 2011, 2012 and 2017. Repsol-YPF, our joint venture partner in Profertil, supplies 50 percent of this gas under two of these contracts, expiring in 2011.

110	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
22.	GUARANTEES
In the normal course of business, the Corporation enters into agreements that provide indemnifications and guarantees to counterparties in transactions such as rail car leases and reseller arrangements. The maximum potential future payments for significant guarantees issued by the Corporation was approximately $84-million as at December 31, 2006. Should the Corporation be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.
23.	CONTINGENCIES
Environmental remediation
The Corporation expects contingent environmental liabilities to arise out of existing and discontinued operations. Such liabilities differ from asset retirement obligations and accrued environmental remediation liabilities in that the amount of the liabilities are not determinable, the conditions which may give rise to the expenditures are uncertain, and the future expectations of the applicable regulatory authorities are not known. The potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.
Litigation
The Corporation, in the normal course of business, is also subject to other legal proceedings being brought against it and its subsidiaries. The amounts involved in such legal proceedings are not reasonably estimable, due to uncertainty as to the final outcome, and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.
The Corporation is investigating environmental claims filed in the second quarter of 2005 and in January 2007, against a subsidiary of the Corporation. At February 20, 2007, the potential exposure of these lawsuits is indeterminable.
Other
The Corporation’s export sales of potash are marketed through Canpotex. The Corporation is contractually obligated to reimburse the export association for its pro-rata share of any operating expenses or other liabilities incurred by Canpotex. There were no such operating losses or other liabilities in 2006, 2005 or 2004.
24.	FINANCIAL INSTRUMENTS
The Corporation’s financial instruments consist of natural gas and power derivative contracts, foreign exchange derivative contracts and other financial instruments including cash and cash equivalents, accounts receivable, substantially all current liabilities and long-term debt.
Derivative Contracts
Derivative contracts that qualify for hedge accounting or have been re-designated for purposes of hedge accounting are not recognized on the consolidated balance sheets. Derivative contracts that do not qualify for hedge accounting are recognized on the consolidated balance sheets. The fair values of the derivatives are the estimated amount that the Corporation would receive (pay) to terminate the contracts.

AGRIUM ANNUAL REPORT 2006	111

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
Natural gas and power derivative contracts
The Corporation purchases substantially all of its natural gas requirements through indexed price contracts with suppliers excluding gas supply agreements for its facilities in Alaska and Argentina. The Corporation periodically enters into natural gas swap and option contracts to protect its future earnings and cash flows from the potential adverse impact of rising natural gas prices. The Corporation also periodically enters heat rate swap contracts to protect future earnings and cash flows from adverse impacts of its exposure to the Alberta Power Pool.
Foreign exchange derivative contracts
The Corporation periodically enters into foreign currency options and forward contracts to fix the exchange rate or a range of exchange rates used to convert a portion of the Canadian subsidiaries’ U.S. dollar denominated revenues into Canadian dollars. These revenues are converted into Canadian dollars for purposes of paying Canadian dollar denominated operating costs. The Corporation also purchases foreign currency option and forward contracts to fix the exchange rates relating to the purchase of certain capital assets denominated in foreign currencies.
Fair value of derivative contracts

	2006		2005
		Notional		Notional
		Amount or		Amount or
	Fair Value	Quantity	Fair Value	Quantity
Gas – Non-qualifying swaps and options (a)	(2)	5 BCF	34	66 BCF

Gas – Qualifying swaps and options (b)	4	55 BCF	–	–

Power – Non-qualifying heat rate swap (a)	6	263 GWh	(1)	131 GWh

Foreign exchange – Qualifying forward contracts and options (c)	–	C$107	1	C$105

	8		34

(a)	Non-qualifying natural gas derivative contracts

Non-qualifying natural gas and power derivative contracts are those contracts that do not qualify for hedge accounting but still provide an economic hedge of the Corporation’s exposure to natural gas and power costs. During 2006, other expenses included net realized and unrealized losses of $45-million (2005 – $40 million; 2004 – $3-million) related to non-qualifying natural gas derivative contracts and realized and unrealized gains of $10-million (2005 – nil; 2004 – $1-million) related to power derivative contracts. The fair value of the non-qualifying natural gas and power derivative contracts was recorded in the consolidated balance sheets.

(b)	Qualifying natural gas derivative contracts

The fair value of other natural gas derivative contracts outstanding at December 31, 2006 that qualified for hedge accounting was $4-million. Included in the fair value are $15-million in deferred gains remaining on the balance sheets resulting from the July 1, 2005 de-designation of derivative contracts. There were no natural gas hedges that qualified for hedge accounting treatment as at December 31, 2005. During 2006, $10-million (2005 – $16-million) of realized gains were allocated to inventory of which $2-million (2005 – $2-million) remains in inventory at December 31, 2006.

(c)	Qualifying foreign exchange derivative contracts

During 2006, net realized gains on foreign currency forward contracts of $8-million (2005 – $4-million; 2004 – $3-million) were recorded in the statement of operations. The fair value of the qualifying foreign exchange derivative contracts was not recorded in the consolidated balance sheets.

112	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
Other Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and current liabilities approximate their carrying amounts due to the short-term maturity of these instruments.
The estimated fair value of the Corporation’s unsecured long-term debt at December 31, 2006 is $703-million (2005 – $507-million) versus a carrying value of $650-milion (2005 – $451-million). Fair value is based on the quoted market price of these or similar issues or by discounting cash flows at the rate offered to the Corporation for debt and securities of the same remaining maturities. These fair values are not recorded in the consolidated balance sheets.
Commodity Contracts
The Corporation enters into commodity contracts, including contracts with fixed or adjustable pricing terms, as a normal course of business. The contracts outstanding at December 31, 2006 are disclosed in note 21. No amounts are recognized in the financial statements related to these contracts until such time as the associated volumes are received.
Counterparty Credit Risk
Wholesale in both North America and South America sell mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate.
Retail serves large customer bases dispersed over wide geographic areas in the United States, Argentina and Chile. This geographic diversity, coupled with established credit approval practices, mitigates counterparty risk.
Advanced Technologies mitigates counterparty credit risk by selling to a diversified customer base including large suppliers in the North American professional turf application market.
The Corporation may be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. The Corporation’s credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. The Corporation manages this counterparty credit risk by entering into contracts with counterparties in accordance with established counterparty credit approval practices.

AGRIUM ANNUAL REPORT 2006	113

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
25.	SEGMENTATION
The Corporation adopted an operating and management structure consisting of a Corporate group and three strategic business units: Retail, Wholesale, and Advanced Technologies. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. Wholesale comprises the production and sale of the three primary nutrients: nitrogen, phosphate and potash. Advanced Technologies comprises the production and sale of controlled-release fertilizers and other professional products.
Corporate is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.
During the fourth quarter of 2006, the Corporation revised the composition and names of its reporting segments to correspond with the strategic business unit structure and internal reporting. Prior periods have been restated for comparative purposes. The Corporation previously reported Wholesale segment information separately for North America Wholesale and South America Wholesale. The newly acquired Nu-Gro and Pursell controlled-release fertilizer and professional products businesses, along with the Corporation’s existing controlled-release products, are included in the new Advanced Technologies segment.
In the fourth quarter of 2005 the Corporation integrated its two previously reported Retail segments (North America Retail and South America Retail) into one reportable Retail segment. Prior periods were restated for comparative purposes.
Segmented net sales, expenses, net working capital, property, plant and equipment, total assets and capital expenditures are as follows:

				Advanced
2006		Retail	Wholesale	Technologies	Other	Total
Net sales	– external	1,975	2,126	92	–	4,193

	– inter-segment	–	143	9	(152)	–

Total net sales		1,975	2,269	101	(152)	4,193

Cost of product		1,480	1,834	82	(159)	3,237

Gross profit		495	435	19	7	956

Expenses

Selling		361	30	5	(6)	390

General and administrative		23	29	7	37	96

Depreciation and amortization		30	125	8	6	169

Asset impairment (note 9)		–	136	–	–	136

Royalties and other taxes		11	8	–	1	20

Other (income) expenses		(25)	16	–	82	73

Earnings (loss) before interest expense and income taxes		95	91	(1)	(113)	72

Net working capital		284	559	(29)	(215)	599

Property, plant and equipment		176	1,019	99	38	1,332

Total assets		1,104	2,911	511	(1,261)	3,265

Capital expenditures		22	164	1	22	209

114	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements

				Advanced
	2005	Retail	Wholesale	Technologies	Other	Total
Net sales	– external	1,242	2,052	–	–	3,294

	– inter-segment	–	144	–	(144)	–

	Total net sales	1,242	2,196	–	(144)	3,294

	Cost of product	895	1,501	–	(140)	2,256

	Gross profit	347	695	–	(4)	1,038

	Expenses

	Selling	239	20	–	(5)	254

	General and administrative	10	25	–	44	79

	Depreciation and amortization	17	122	–	7	146

	Royalties and other taxes	7	35	–	3	45

	Other expenses	(22)	1	–	35	14

	Earnings before interest expense and income taxes	96	492	–	(88)	500

	Net working capital	418	660	–	(322)	756

	Property, plant and equipment	85	1,175	–	25	1,285

	Total assets	753	2,739	–	(707)	2,785

	Capital expenditures	18	151	–	6	175

				Advanced
	2004	Retail	Wholesale	Technologies	Other	Total
Net sales	– external	1,114	1,724	–	–	2,838

	– inter-segment	–	122	–	(122)	–

	Total net sales	1,114	1,846	–	(122)	2,838

	Cost of product	798	1,257	–	(122)	1,933

	Gross profit	316	589	–	–	905

	Expenses

	Selling	222	18	–	(3)	237

	General and administrative	8	25	–	30	63

	Depreciation and amortization	18	131	–	7	156

	Kenai award and settlement (note 3)	–	(86)	–	–	(86)

	Royalties and other taxes	5	22	–	2	29

	Other (income) expenses	(18)	47	–	10	39

	Earnings (loss) before interest expense and income taxes	81	432	–	(46)	467

	Net working capital	359	29	–	396	784

	Property, plant and equipment	83	1,149	–	(1)	1,231

	Total assets	729	2,500	–	(568)	2,661

	Capital expenditures	14	65	–	3	82

AGRIUM ANNUAL REPORT 2006	115

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
Net sales and gross profit by business segment and product line:

	2006			2005			2004
	Net	Cost of	Gross	Net	Cost of	Gross	Net	Cost of	Gross
	Sales	Product	Profit	Sales	Product	Profit	Sales	Product	Profit
Retail

Fertilizers	1,065	848	217	626	485	141	556	425	131

Chemicals	591	437	154	458	328	130	416	298	118

Other	319	195	124	158	82	76	142	75	67

	1,975	1,480	495	1,242	895	347	1,114	798	316

Wholesale

Nitrogen

Ammonia	440	387	53	613	471	142	407	288	119

Urea	681	484	197	732	459	273	626	401	225

Nitrate, sulphate and other	255	214	41	277	213	64	284	219	65

Total Nitrogen	1,376	1,085	291	1,622	1,143	479	1,317	908	409

Phosphate	298	271	27	319	260	59	315	241	74

Potash	213	115	98	255	98	157	214	108	106

Product purchased for resale	382	363	19	–	–	–	–	–	–

	2,269	1,834	435	2,196	1,501	695	1,846	1,257	589

Advanced Technologies

Controlled-release products	68	54	14	–	–	–	–	–	–

Other	33	28	5	–	–	–	–	–	–

	101	82	19	–	–	–	–	–	–

Other inter-segment eliminations	(152)	(159)	7	(144)	(140)	(4)	(122)	(122)	–

Total	4,193	3,237	956	3,294	2,256	1,038	2,838	1,933	905

116	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
Net sales by market destination and property, plant and equipment (PP&E) and goodwill by country:

	2006			2005			2004
	Net			Net			Net
	Sales	PP&E	Goodwill	Sales	PP&E	Goodwill	Sales	PP&E	Goodwill
Canada	652	706	9	745	760	–	576	669	–

United States	2,954	400	165	1,846	293	8	1,687	324	8

Argentina	251	226	–	222	232	–	207	238	–

Other	336	–	–	481	–	–	368	–	–

	4,193	1,332	174	3,294	1,285	8	2,838	1,239	8
26.	PROFERTIL
The Corporation has a 50 percent ownership interest in Profertil S.A. (Profertil, a joint venture with Repsol-YPF S.A). This investment is recorded in the Wholesale operating segment. A contractual agreement between the Corporation and the joint venture partner establishes joint control over Profertil. Accordingly the Corporation’s interest is accounted for using the proportionate consolidation method.
A summary of the Corporation’s 50 percent interest in the joint venture at December 31 is as follows:

Balance Sheets	2006	2005
Assets

Cash and cash equivalents	10	23

Accounts receivable	18	13

Inventories and prepaid expenses	15	11

Property, plant and equipment	217	223

Other assets	–	1

	260	271

Liabilities

Bank indebtedness	7	–

Accounts payable and current portion of long-term debt	12	12

Income and other taxes	13	19

Other	3	3

Future income taxes	3	3

	38	37

Proportionate share of net assets of joint venture	222	234

AGRIUM ANNUAL REPORT 2006	117

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)

Statements of Operations	2006	2005	2004
Net sales	183	169	143

Cost of product	66	54	41

Gross profit	117	115	102

Selling	1	1	1

General and administrative	3	4	3

Depreciation	13	15	15

Other expenses and Argentine charges	1	11	–

Earnings before interest expense and income taxes	99	84	83

Interest expense	1	8	12

Income taxes	36	31	12

Proportionate share of net earnings of joint venture	62	45	59

Statements of Cash Flows	2006	2005	2004
Operating activities	60	85	82

Investing activities	(6)	(4)	(2)

Financing activities	(67)	(139)	(43)

Proportionate share of (decrease) increase in cash and cash equivalents of joint venture	(13)	(58)	37
Consolidated retained earnings of the Corporation include cumulative earnings from Profertil of $44-million for the year ended December 31, 2006 (2005 – $56-million).
Commitments presented in note 21 include the Corporation’s 50 percent share in the commitments of Profertil.
27.	RELATED PARTY TRANSACTIONS
The Corporation has an investment in Canpotex, a marketing agent for international potash sales. Sales to Canpotex for the year ended December 31, 2006 were $74-million (2005 – $97-million; 2004 – $71-million) at prevailing market prices. Accounts receivable due from Canpotex as at December 31, 2006 were $16-million (2005 – $17-million; 2004 – $11-million) and are settled on normal trade terms.

118	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES
The Corporation’s consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. If U.S. GAAP were applied, the net earnings in each year would be adjusted as follows:

Consolidated Statements of Operations	2006	2005	2004
Net earnings based on Canadian GAAP	33	283	266

Adjustments

Derivative instruments and hedging activities, net of tax (a)	6	(9)	–

Other, net of tax	3	(4)	(3)

Net earnings based on U.S. GAAP	42	270	263

Earnings per common share based on U.S. GAAP

Basic net earnings per share	0.32	2.04	2.01

Diluted net earnings per share	0.32	2.03	1.89
U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally includes net earnings plus the results of certain shareholders’ equity changes not reflected in the statement of operations.

Consolidated Statements of Comprehensive income	2006	2005	2004
Net earnings based on U.S. GAAP	42	270	263

Change in foreign currency translation adjustment (c)	(1)	9	38

Change in minimum pension liability adjustment, net of tax (b)	–	(3)	–

Change in unrealized (losses) gains on derivative instruments, net of tax (a)	(24)	27	3

Change in realized gains (losses) on derivative instruments included in inventory, net of tax (a)	–	1	(1)

Comprehensive income based on U.S. GAAP	17	304	303

AGRIUM ANNUAL REPORT 2006	119

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
The cumulative effect of these adjustments on shareholders’ equity of the Corporation is as follows:

	2006	2005
Shareholders’ equity based on Canadian GAAP	1,233	1,180

Unrealized gains on derivative instruments, net of tax (a)	5	29

Realized gains on derivative instruments included in inventory, net of tax (a)	1	1

Additional minimum pension liability, net of tax (b)	–	(13)

Adjustment to apply FAS 158, net of tax (e)	(50)	–

Other, net of tax	(9)	(12)

Shareholders’ equity based on U.S. GAAP	1,180	1,185
Description of significant differences
(a)	Derivative instruments and hedging activities – The Corporation accounts for its derivative instruments under Canadian GAAP as described in notes 1 and 24. Under U.S. GAAP, generally all derivative instruments must be recognized as assets or liabilities on the balance sheet and measured at fair value. Any change in fair value of a derivative instrument that qualifies as a cash flow hedge is initially included in the determination of comprehensive income and classified in shareholders’ equity. The gain or loss is subsequently included in earnings in the same period as the hedged item. Any change in fair value of a derivative instrument that does not qualify for hedge accounting is recognized in earnings immediately.

(b)	Unfunded employee benefits – Under U.S. GAAP, an additional minimum liability is recognized if the unfunded employee benefits Accumulated Benefit Obligation exceeds the accrued benefit obligation that is recorded in the consolidated balance sheets. This additional liability is recorded as a reduction to other comprehensive income.

(c)	Foreign currency translation adjustment – Under Canadian GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are included as a separate component of shareholders’ equity referred to as cumulative translation adjustment. Under U.S. GAAP, such foreign currency translation gains and losses are recorded as a component of comprehensive income.

(d)	Joint ventures – Under U.S. GAAP, ownership in a joint venture where the venturer does not own more than 50 percent and has a significant influence over the operating activities of the joint venture is to be accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. Net assets and earnings of the Corporation would be the same under either method. Note 26 provides the details of the joint venture as included under Canadian GAAP.

(e)	Funded status of pension and post-retirement benefit plans – Under U.S. GAAP, FAS 158 requires employees to recognize the overfunded or underfunded status of a defined benefit pension or other post-retirement benefit plan on the balance sheet and recognize changes in that funded status as a component of other comprehensive income.

120	AGRIUM ANNUAL REPORT 2006